


ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.


10015566

12g3-2(b) File No.82-4922

Ref. No. OS.054/2010

April 20, 2010

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SEC Mail Processing
Section

APR 20 2010

Washington, DC
112

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Apr 20, 10

4/23

Summary Statement of Assets and Liabilities [1/]

As of 31 March 2010

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Assets	Baht	Liabilities	Baht
Cash	23,117,563,441.45	Deposits	1,010,199,555,980.92
Interbank and money market items	90,567,886,114.87	Interbank and money market items	44,802,625,756.62
Investments, net	219,920,365,264.15	Liabilities payable on demand	13,342,884,458.08
(with obligations Baht 28,999,648,914.76)		Borrowings	98,223,458,136.89
Credit advances (net of allowance for doubtful accounts)	918,995,028,364.64	Financial institution's liabilities under acceptances	433,536,653.07
Accrued interest receivables	972,275,376.61	Other liabilities	51,661,039,674.94
Properties foreclosed, net	11,629,176,544.74	Total liabilities	1,218,663,100,660.52
Customers' liabilities under acceptances	433,536,653.07		
Premises and equipment, net	32,943,578,957.70		
Other assets, net	46,835,730,357.38	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	79,029,746,835.10
		Other reserves and profit and loss account	23,789,691,648.99
		Total shareholders' equity	126,752,040,414.09
Total Assets	1,345,415,141,074.61	Total Liabilities and Shareholders' Equity	1,345,415,141,074.61
Customers' liabilities under unmatured bills	7,983,078,308.05	Financial institution's liabilities under unmatured bills	7,983,078,308.05
Total	1,353,398,219,382.66	Total	1,353,398,219,382.66

	Baht
Non-Performing Loans 2/(net) as of 31 March 2010 (Quarterly)	16,492,530,234.68
(1.62 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 March 2010 (Quarterly)	25,423,280,962.41
Actual provisioning for loan loss, as of 31 March 2010 (Quarterly)	34,450,312,244.05
Loans to related parties	52,431,117,396.16
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,548,048,416.69
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	153,278,721,982.67
Changes in assets and liabilities this quarter as of 31 March 2010 due to fine from violating the Financial Institution Business Act B.E. 2551, Section.......	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,598,930,070.28
Letters of credit	22,162,638,229.83

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 March 2010 (Quarterly) 34,154,636,679.44

(3.29 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand
Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure 1. Website of the Bank under Investor Relations section at http://www.kasikornbank.com/EN/Investors/Pages/Investors.aspx
2. Management Discussion and Analysis (MD&A)

Date of disclosure 27 August 2009

Information as of 30 June 2009

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Ref. FA.009/2010

20 April 2010

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unreviewed financial statements for the first quarter ended 31 March 2010 in SET Smart compared with various time intervals of the financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	31 March 2010	31 December 2009	Change	31 March 2010	31 December 2009	Change
ASSETS						
Cash	23,118,752	26,674,351	(3,555,599)	23,117,564	26,673,193	(3,555,629)
Interbank and money market items						
Domestic items						
Interest bearing	85,800,184	51,485,376	34,314,808	84,829,517	50,859,166	33,970,351
Non-interest bearing	1,165,039	2,081,084	(916,045)	1,066,982	1,974,761	(907,779)
Foreign items						
Interest bearing	4,185,046	8,875,160	(4,690,114)	4,185,046	8,875,160	(4,690,114)
Non-interest bearing	486,341	942,052	(455,711)	486,341	942,052	(455,711)
Total Interbank and Money Market Items - net	91,636,610	63,383,672	28,252,938	90,567,886	62,651,139	27,916,747
Investments						
Current investments - net	158,848,648	108,155,210	50,693,438	154,723,017	105,642,492	49,080,525
Long-term investments - net	113,118,080	146,681,827	(33,563,747)	48,142,038	84,748,287	(36,606,249)
Investments in subsidiaries and associated companies - net	134,256	146,883	(12,627)	17,055,310	17,055,310	-
Total Investments - net	272,100,984	254,983,920	17,117,064	219,920,365	207,446,089	12,474,276
Loans and accrued interest receivables						
Loans	962,645,967	943,377,995	19,267,972	953,029,959	933,888,523	19,141,436
Accrued interest receivables	1,174,512	1,051,070	123,442	972,275	1,009,721	(37,446)
Total Loans and Accrued Interest Receivables	963,820,479	944,429,065	19,391,414	954,002,234	934,898,244	19,103,990
Less Allowance for doubtful accounts	(30,288,887)	(29,526,489)	(762,398)	(29,061,548)	(28,346,633)	(714,915)
Less Revaluation allowance for debt restructuring	(4,973,587)	(4,518,401)	(455,186)	(4,973,382)	(4,493,038)	(480,344)
Total Loans and Accrued Interest Receivables - net	928,558,005	910,384,175	18,173,830	919,967,304	902,058,573	17,908,731
Properties foreclosed - net	14,046,774	14,958,668	(911,894)	11,629,177	11,877,926	(248,749)
Customers' liability under acceptances	433,537	573,763	(140,226)	433,537	573,763	(140,226)
Premises and equipment - net	38,209,073	37,819,694	389,379	32,943,579	32,442,001	501,578
Leasehold - net	706,722	698,655	8,067	706,704	698,508	8,196
Intangible assets - net	14,352,556	13,455,432	897,124	11,001,723	10,123,217	878,506
Derivative assets	25,229,511	21,640,274	3,589,237	25,229,128	21,640,274	3,588,854
Other assets - net	13,897,598	13,959,483	(61,885)	9,898,174	10,329,268	(431,094)
Total Assets	1,422,290,122	1,358,532,087	63,758,035	1,345,415,141	1,286,513,951	58,901,190

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	31 March 2010	31 December 2009	Change	31 March 2010	31 December 2009	Change
LIABILITIES AND EQUITY						
Deposits						
Deposits in baht	992,567,804	962,552,861	30,014,943	994,831,120	965,125,274	29,705,846
Deposits in foreign currencies	15,368,436	12,939,061	2,429,375	15,368,436	12,939,061	2,429,375
Total Deposits	1,007,936,240	975,491,922	32,444,318	1,010,199,556	978,064,335	32,135,221
Interbank and money market items						
Domestic items						
Interest bearing	35,922,731	39,508,227	(3,585,496)	37,164,076	40,526,584	(3,362,508)
Non-interest bearing	2,646,925	2,316,183	330,742	2,630,834	2,319,058	311,776
Foreign items						
Interest bearing	4,597,389	4,679,906	(82,517)	4,597,389	4,679,906	(82,517)
Non-interest bearing	410,327	481,069	(70,742)	410,327	481,069	(70,742)
Total Interbank and Money Market Items	43,577,372	46,985,385	(3,408,013)	44,802,626	48,006,617	(3,203,991)
Liabilities payable on demand	13,343,918	12,755,625	588,293	13,342,884	12,747,902	594,982
Borrowings						
Short-term borrowings	59,259,592	37,403,727	21,855,865	58,776,282	37,327,431	21,448,851
Long-term borrowings	39,447,176	41,567,027	(2,119,851)	39,447,176	41,567,027	(2,119,851)
Total Borrowings	98,706,768	78,970,754	19,736,014	98,223,458	78,894,458	19,329,000
Bank's liability under acceptances	433,537	573,763	(140,226)	433,537	573,763	(140,226)
Provisions	5,027,681	6,372,265	(1,344,584)	4,831,821	4,810,081	21,740
Derivative liabilities	27,272,226	25,109,236	2,162,990	27,271,716	25,109,142	2,162,574
Life policy reserve	63,874,807	59,914,391	3,960,416	-	-	-
Other liabilities	24,539,690	20,402,656	4,137,034	19,557,503	16,351,179	3,206,324
Total Liabilities	1,284,712,239	1,226,575,997	58,136,242	1,218,663,101	1,164,557,477	54,105,624



ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	31 March 2010	31 December 2009	Change	31 March 2010	31 December 2009	Change
Equity						
Share capital						
Authorized share capital						
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	-
Issued and paid-up share capital						
2,393,260,193 ordinary shares, Baht 10 par value	23,932,602	23,932,602	-	23,932,602	23,932,602	-
Premium on ordinary shares	18,103,110	18,103,110	-	18,103,110	18,103,110	-
Appraisal surplus on asset revaluation	10,726,312	10,766,987	(40,675)	10,726,312	10,766,987	(40,675)
Revaluation surplus on investments	2,229,716	1,486,967	742,749	1,967,474	1,367,828	599,646
Retained earnings						
Appropriated						
Legal reserve	3,050,000	3,050,000	-	3,050,000	3,050,000	-
Unappropriated	70,130,364	65,726,723	4,403,641	68,972,542	64,735,947	4,236,595
Total equity attributable to equity holders of the Bank	128,172,104	123,066,389	5,105,715	126,752,040	121,956,474	4,795,566
Minority interests	9,405,779	8,889,701	516,078	-	-	-
Total Equity	137,577,883	131,956,090	5,621,793	126,752,040	121,956,474	4,795,566
Total Liabilities and Equity	1,422,290,122	1,358,532,087	63,758,035	1,345,415,141	1,286,513,951	58,901,190
Off-balance sheet items - contingencies						
Aval to bills and guarantees of loans	3,598,930	2,454,273	1,144,657	3,598,930	2,454,273	1,144,657
Liability under unmatured import bills	7,983,078	7,542,167	440,911	7,983,078	7,542,167	440,911
Letters of credit	22,162,638	21,152,003	1,010,635	22,162,638	21,152,003	1,010,635
Other contingencies	2,655,707,887	2,779,690,361	(123,982,474)	2,655,776,583	2,779,609,550	(123,832,967)

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q1/10	Q4/09	Change	Q1/09	Q1/10	Q4/09	Change	Q1/09
Interest and dividend income								
Loans	11,714,769	11,637,216	77,553	13,141,884	11,972,601	11,927,591	45,010	13,461,733
Interbank and money market items	388,065	332,650	55,415	672,863	384,640	327,607	57,033	672,688
Finance leases	689,914	667,399	22,515	608,656	-	-	-	-
Investments	1,788,717	1,216,685	572,032	1,086,924	1,417,328	1,163,084	254,244	1,418,015
Total interest and dividend Income	14,581,465	13,853,950	727,515	15,510,327	13,774,569	13,418,282	356,287	15,552,436
Interest expense								
Deposits	1,683,574	1,755,057	(71,483)	3,519,918	1,682,551	1,754,850	(72,299)	3,520,038
Interbank and money market items	342,603	236,934	105,669	59,855	344,292	238,384	105,908	60,707
Short-term borrowings	183,577	157,470	26,107	555,595	185,673	159,624	26,049	560,355
Long-term borrowings	507,357	528,495	(21,138)	619,394	515,749	535,609	(19,860)	618,412
Total interest expense	2,717,111	2,677,956	39,155	4,754,762	2,728,265	2,688,467	39,798	4,759,512
Net income from interest and dividends	11,864,354	11,175,994	688,360	10,755,565	11,046,304	10,729,815	316,489	10,792,924
Bad debt and doubtful accounts	105,655	1,594,232	(1,488,577)	1,376,155	73,076	1,573,052	(1,499,976)	1,340,717
Loss on debt restructuring	1,593,023	683,740	909,283	983,768	1,592,799	671,424	921,375	983,737
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	10,165,676	8,898,022	1,267,654	8,395,642	9,380,429	8,485,339	895,090	8,468,470
Non-interest income								
Gain on investments	221,485	120,994	100,491	175,605	124,470	114,287	10,183	174,133
Share of profit from investments on equity method	1,573	3,420	(1,847)	5,089	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	374,420	337,900	36,520	317,947	374,420	337,900	36,520	317,947
Others	4,832,689	5,050,893	(218,204)	3,910,298	4,740,470	4,675,947	64,523	3,445,117
Gain on exchanges	854,976	833,992	20,984	1,128,598	857,012	833,191	23,821	1,128,645
Net premium written	6,928,985	2,193,385	4,735,600	-	-	-	-	-
Other income	353,601	482,458	(128,857)	133,794	237,177	352,145	(114,968)	134,205
Total non-interest income	13,567,729	9,023,042	4,544,687	5,671,331	6,333,549	6,313,470	20,079	5,200,047
Non-interest expenses								
Personnel expenses	3,954,130	3,493,013	461,117	3,329,018	3,014,754	2,663,275	351,479	2,753,612
Premises and equipment expenses	2,517,408	2,414,659	102,749	1,858,933	2,496,121	2,451,567	44,554	2,020,986
Taxes and duties	582,566	525,323	57,243	548,075	516,141	503,739	12,402	534,541
Fees and service expenses	1,395,019	1,252,424	142,595	1,024,013	1,420,534	1,473,534	(53,000)	981,637
Directors' remuneration	15,497	14,256	1,241	14,401	13,087	13,806	(719)	14,401
Contributions to Deposit Protection Agency	978,311	910,489	67,822	873,184	978,311	910,489	67,822	873,184
Underwriting expenses	5,936,687	1,926,811	4,009,876	-	-	-	-	-
Other expenses	1,592,343	2,170,226	(577,883)	952,199	1,393,081	2,159,842	(766,761)	1,045,067
Total non-interest expenses	16,971,961	12,707,201	4,264,760	8,599,823	9,832,029	10,176,252	(344,223)	8,223,428
Income before income tax	6,761,444	5,213,863	1,547,581	5,467,150	5,881,949	4,622,557	1,259,392	5,445,089
Income tax expense	2,100,815	1,495,969	604,846	1,667,392	1,686,028	1,258,216	427,812	1,562,148
Net income	4,660,629	3,717,894	942,735	3,799,758	4,195,921	3,364,341	831,580	3,882,941
Net income attributable to:								
Equity holders of the Bank	4,363,912	3,667,531	696,381	3,799,760	4,195,921	3,364,341	831,580	3,882,941
Minority interest	296,717	50,363	246,354	(2)	-	-	-	-
Net income	4,660,629	3,717,894	942,735	3,799,758	4,195,921	3,364,341	831,580	3,882,941
Basic earnings per share (Baht)	1.82	1.53	0.29	1.59	1.75	1.41	0.34	1.62
Weighted average number of ordinary shares ('000)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260	-	2,393,260



Summary of the Bank and subsidiaries' operating performance

Million Baht

	Q1/10	Q4/09	Q1/09
Net income (equity holders of the Bank)	4,364	3,668	3,800
Basic earnings per share (Baht)	1.82	1.53	1.59
Net income from interest and dividends	11,864	11,176	10,756
Non-interest income	13,568	9,023	5,671

Million Baht

	31 Mar 10	31 Dec 09
Loans	962,646	943,378
Total assets	1,422,290	1,358,532
Deposits	1,007,936	975,492
Total liabilities	1,284,712	1,226,576
Non-performing loan, net (%)	1.77%	1.91%
Non-performing loan, gross (%)	3.51%	3.76%
Capital adequacy ratio (%)	15.03%	15.19%

Financial Ratios	Consolidated			Consolidated without Consolidation of MTGH		
	Q1/10	Q4/09	Q1/09	Q1/10	Q4/09	Q1/09
Net interest margin	3.66%	3.68%	3.67%	3.63%	3.68%	3.67%
Return on average assets	1.26%	1.13%	1.21%	1.31%	1.13%	1.21%
Return on average equity	13.90%	12.11%	13.14%	13.80%	11.82%	13.14%
Non-interest income to average assets	3.90%	2.78%	1.80%	2.13%	2.14%	1.80%
Non-interest income ratio	53.35%	44.67%	34.52%	38.56%	38.31%	34.52%
Efficiency ratio	66.73%	62.91%	52.35%	56.83%	58.73%	52.35%

Note - Consolidated means KASIKORNBANK PUBLIC COMPANY LIMITED, K Companies, P Companies, companies in MTGH Group and other subsidiaries
- Financial ratios are calculated on an annualized basis

As a result of additional investment in Muang Thai Life Assurance Company Limited ("MTL") via investment in shares of Muangthai Group Holding Company Limited ("MTGH") on 30 November 2009, the consolidated statement of income for the previous quarter reflected only one month of income and expense from such companies. Meanwhile, the consolidated statement of income has included the performance of companies in MTGH Group for the entire first quarter of 2010.



For the first quarter ended 31 March 2010, the Bank's consolidated net income totaled Baht 4,364 million, increased by Baht 696 million or 18.99%, compared with the previous quarter. When compared to the first quarter of 2009, the Bank's consolidated net income increased by Baht 564 million or 14.85%. The increase in net income was due mainly to non-interest income; for example, fees and service income which continued to grow, as well as net premium written from additional investment in companies in MTGH. Without consolidation of MTGH, the non-interest income grew by Baht 119 million or 1.72% over the previous quarter and Baht 1,340 million or 23.62% compared with the first quarter of 2009.

Net income from interest and dividends increased by Baht 688 million or 6.16%, from the previous quarter, and Baht 1,108 million or 10.30%, over the first quarter of 2009. Meanwhile, the Net Interest Margin (NIM) for the first quarter of 2010 remained sustained at 3.66% close to the level of the fourth quarter of 2009. In addition, total bad debt and doubtful accounts and loss on debt restructuring decreased by Baht 580 million and Baht 662 million, compared to the previous quarter and the first quarter of 2009, respectively. Such decrease was a result of an economic recovery.

Meanwhile, non-interest expenses increased by Baht 4,265 million, compared to the previous quarter. When compared to the first quarter of 2009, non-interest expense increased by Baht 8,372 million. The increase was due mainly to underwriting expenses from life insurance business, as a result of the consolidation of MTGH. The efficiency ratios, with and without the consolidation of MTGH, were 66.73% and 56.83%, respectively. A decrease in the efficiency ratio, as compared to the previous quarter was due to lower advertising and marketing expenses. When compared to the first quarter of 2009, the increase in the efficiency ratio was a result of greater expenditures from the Bank's strategic projects, particularly on Channel Expansion and Enhancement projects as well as advertising expenses.

As of 31 March 2010, the Bank's consolidated assets totaled Baht 1,422,290 million, increased by Baht 63,758 million or 4.69%, compared to 31 December 2009. Total loans as of 31 March 2010 amounted to Baht 962,646 million, increased by Baht 19,268 million or 2.04%, compared to 31 December 2009.

The Capital Adequacy Ratios as of 31 March 2010 and 31 December 2009 were 15.03 % and 15.19%, respectively. The NPL gross as of 31 March 2010 was 3.51%, which was lower than that of 3.76% as of 31 December 2009.



Analysis of operating performance of Q1/10

>> Consolidated statements of income

Million Baht

	Q1/10	Q4/09	Change	Q1/09	Change
Interest and dividend income	14,581	13,854	727	15,511	(930)
Interest expense	2,717	2,678	39	4,755	(2,038)
Net income from interest and dividends	11,864	11,176	688	10,756	1,108
Bad debt and doubtful accounts	105	1,594	(1,489)	1,376	(1,271)
Loss on debt restructuring	1,593	684	909	984	609
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	10,166	8,898	1,268	8,396	1,770
Non-interest income	13,568	9,023	4,545	5,671	7,897
Non-interest expenses	16,972	12,707	4,265	8,600	8,372
Income before income tax	6,762	5,214	1,548	5,467	1,295
Income tax expenses	2,101	1,496	605	1,667	434
Net income	4,661	3,718	943	3,800	861
Net income attributable to:					
Equity holders of the Bank	4,364	3,668	696	3,800	564
Minority interest	297	50	247	-	297
Net income	4,661	3,718	943	3,800	861

In the first quarter of 2010, the Bank and subsidiaries recorded net income amounting to Baht 4,364 Million, increased from the preceding quarter by Baht 696 Million or 18.99%. The items having significant changes are as follows:

❑ **Interest and dividend income,** increased by Baht 727 Million or 5.25% over the preceding quarter.

Million Baht

	Q1/10	Q4/09	Change	Q1/09	Change
Loans	11,714	11,637	77	13,142	(1,428)
Interbank and money market items	388	333	55	673	(285)
Finance leases	690	667	23	609	81
Investments	1,789	1,217	572	1,087	702
Total	14,581	13,854	727	15,511	(930)

- Interest income from investments, increased from the previous quarter by Baht 572 Million or 47.00 %, came mainly from return on investments in government bonds by MTL.



- **Interest expense**, increased from the preceding quarter by Baht 39 Million or 1.46%.

Million Baht

	Q1/10	Q4/09	Change	Q1/09	Change
Deposits	1,683	1,755	(72)	3,520	(1,837)
Interbank and money market items	343	237	106	60	283
Short-term borrowings	184	158	26	556	(372)
Long-term borrowings	507	528	(21)	619	(112)
Total	2,717	2,678	39	4,755	(2,038)

- Interest expense from interbank and money market items, increased over the previous quarter by Baht 106 million or 44.73% as a result of higher average volume of private REPO transactions during the quarter.

- **Bad debt and doubtful accounts and loss on debt restructuring**

Bad debt and doubtful accounts and loss on debt restructuring totaled Baht 1,698 million, decreased over the preceding quarter by Baht 580 million or 25.46% as a result of economic recovery.

Million Baht

	Q1/10	Q4/09	Change	Q1/09	Change
Bad debt and doubtful accounts					
The Bank					
>> change in this quarter	1,665	2,245	(580)	2,324	(659)
>> compensate for loss on debt restructuring	(1,593)	(684)	(909)	(984)	(609)
Subsidiaries					
>> Increase in this quarter	33	33	-	36	(3)
Total bad debt and doubtful accounts	105	1,594	(1,489)	1,376	(1,271)
Loss on debt restructuring	1,593	684	909	984	609
Total	1,698	2,278	(580)	2,360	(662)

- **Non-interest income**, increased from the preceding quarter by Baht 4,545 Million or 50.37%. The increase was due mainly to net premium written from MTL, as only one month of such transactions was recorded in the previous quarter. Without the consolidation of MTGH, non-interest income continued to grow; for example, higher fees and service income by Baht 216 million or 3.88%, compared to the previous quarter.

Million Baht

	Q1/10	Q4/09	Change	Q1/09	Change
Gain on investments	221	121	100	175	46
Share of profit from investments on equity method	2	3	(1)	5	(3)
Fees and service income	5,207	5,389	(182)	4,228	979
Gain on exchanges	855	834	21	1,129	(274)
Net premium written	6,929	2,193	4,736	-	6,929
Other income	354	483	(129)	134	220
Total	13,568	9,023	4,545	5,671	7,897



- **Non-interest expenses,** increased from the preceding quarter by Baht 4,265 Million or 33.56%. The increase was due mainly to underwriting expenses from MTL, as only one month of such transactions was recorded in the previous quarter. Without the consolidation of MTGH, non-interest expenses decreased by Baht 158 million or 1.51% , as a result of lower advertising and marketing expenses.

Million Baht

	Q1/10	Q4/09	Change	Q1/09	Change
Personnel expenses	3,954	3,493	461	3,329	625
Premises and equipment expenses	2,517	2,415	102	1,859	658
Taxes and duties	583	526	57	548	35
Fee and service expenses	1,395	1,252	143	1,024	371
Directors' remuneration	16	14	2	15	1
Contributions to Deposit Protection Agency	978	910	68	873	105
Underwriting expenses	5,937	1,927	4,010	-	5,937
Other expenses	1,592	2,170	(578)	952	640
Total	16,972	12,707	4,265	8,600	8,372

- **Net Operation performance of the Bank's subsidiaries (Unreviewed)** – reflected in the consolidated financial statements in accordance with the holding % held by the Bank

Million Baht

Net income	Q1/10	Q4/09	Change	Q1/09	Change
K Companies*	317	383	(66)	166	151
Companies in MTGH Group*	552**	105	447	-	552
Other subsidiaries *	37	23	14	75	(38)
Total	906	511	395	241	665

* % holding - The Bank hold 100% of shares in K Companies and other subsidiaries

- The Bank hold directly and indirectly % of shares in companies in MTGH Group as follows :

- Muangthai Group Holding Company Limited	51.00%
- Muang Thai Life Assurance Company Limited	38.25%
- Muangthai Broker Company Limited	49.98%

** Excluding inter transactions among the Group



Analysis of financial position of Q1/2010

>> Assets

Million Baht

	31 Mar 10	31 Dec 09	Change
Total Assets	1,422,290	1,358,532	63,758
■ Cash	23,119	26,674	(3,555)
■ Interbank and money market items-net	91,637	63,384	28,253
■ Investments-net	272,101	254,984	17,117
- Debt instruments	260,718	243,625	17,093
- Equity securities	11,383	11,359	24
■ Loans and accrued interest receivables-net	928,558	910,384	18,174

The items of **Assets** having significant changes are as follows:

- **Cash,** decreased by Baht 3,555 Million or 13.33%. The majority of the decrease came from reservation of cash in anticipation of the special long holidays during new year season, in the preceding quarter.

- **Interbank and money market items-net (assets),** increased by Baht 28,253 Million or 44.57% as a result of the Bank liquidity management.

- **Investments–net,** increased by Baht 17,117 Million or 6.71% as a result of investments in government bonds.

- **Loans and accrued interest receivables-net**

Million Baht

	31 Mar 10	31 Dec 09	Change
Loans	962,646	943,378	19,268
● Restructured loans	77,412	77,188	224
- Performing Restructured loans	58,728	58,913	(185)
- Non-performing Restructured loans	18,684	18,275	409
● Non-restructured loans	885,234	866,190	19,044
Accrued interest receivables	1,175	1,051	124
Total Loans and accrued interest receivables	963,821	944,429	19,392
Less Allowance for doubtful accounts	(30,289)	(29,527)	(762)
Revaluation allowance for debt restructuring	(4,974)	(4,518)	(456)
Total Loans and accrued interest receivables-net	928,558	910,384	18,174

- **Loans**, increased by Baht 19,268 Million, or 2.04%, due mainly to the increases in commercial loans and housing loans.



- **Classified Loans**

Million Baht

	31 Mar 10				31 Dec 09			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	900,102	300,987	1	3,010	879,546	282,937	1	2,829
Special mention	19,974	5,345	2	107	20,194	3,956	2	79
Sub-standard	6,777	1,929	100	1,929	9,240	3,065	100	3,061
Doubtful	8,152	2,919	100	2,919	7,805	3,020	100	3,020
Doubtful of Loss	21,768	12,413	100	12,413	20,281	11,261	100	11,261
Total	956,773	323,593		20,378	937,066	304,239		20,250
Revaluation allowance for debt restructuring				4,974				4,506
Total				25,352				24,756
Allowance established in excess of BOT regulations for NPLs and Normal loans				9,770				9,141
Credit balance transaction	1,857			-	2,676			-
Loans from life insurance business	5,191			141	4,687			148
Total	963,821			35,263	944,429			34,045

>> Liabilities and Equity

Million Baht

	31 Mar 10	31 Dec 09	Change
Total Liabilities	1,284,712	1,226,576	58,136
▪ Deposits	1,007,936	975,492	32,444
▪ Interbank and money market items	43,577	46,985	(3,408)
▪ Borrowings	98,707	78,971	19,736
▪ Life policy reserve	63,875	59,914	3,961
Equity (equity holders of the Bank)	128,172	123,066	5,106

The items of **Liabilities** and **Equity** having significant changes are as follows:

- **Deposits,** increased by Baht 32,444 Million or 3.33%, due mainly to increases in saving and time deposits.
- **Interbank and money market items (liabilities),** decreased by Baht 3,408 Million or 7.25%, due mainly to lower private REPO transactions.
- **Borrowings,** increased by Baht 19,736 Million or 24.99%, due mainly to issuances of Bills of Exchange.
- **Life policy reserve,** increased by Baht 3,961 Million or 6.61%, due mainly to MTL's transactions from life insurance business.
- **Equity (equity holders of the Bank),** increased by Baht 5,106 Million or 4.15% as a result of net income generated during the quarter amounting to Baht 4,364 Million.



>> Capital Funds

Million Baht

	31 Mar 10	31 Dec 09	Change
Tier 1 Capital	102,962	102,961	1
Tier 2 Capital	50,317	49,530	787
Total Capital Base	153,279	152,491	788
Risk weighted assets	1,020,080	1,004,092	15,988
Tier 1 Capital ratio	10.09%	10.25%	(0.16)
Capital adequacy ratio	15.03%	15.19%	(0.16)

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行 

Additional Information

Investment, Loans and allowance for doubtful accounts, Properties foreclosed and Deposits

	Consolidated (Million Baht)				
	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09	31 Mar 09
Investments					
Debt Instruments	260,718	243,625	176,527	160,443	185,524
▪ Government and state enterprise securities					
>> Trading investments	8,569	8,094	3,765	1,707	4,657
>> Available-for-sale investments	182,180	164,765	155,674	140,099	168,904
>> Held-to-maturity investments	44,802	43,205	4,246	4,684	4,706
▪ Private enterprise debt instruments					
>> Trading investments	495	14	72	418	718
>> Available-for-sale investments	1,189	1,707	1,357	1,361	1,218
>> Held-to-maturity investments	15,587	12,976	-	-	820
▪ Foreign debt instruments					
>> Available-for-sale investments	6,442	11,258	11,309	12,069	4,391
>> Held-to-maturity investments	1,454	1,606	104	105	110
Equity Securities	11,383	11,359	3,362	3,314	3,302
>> Trading investments	314	313	285	288	288
>> Available-for-sale investments	8,868	8,816	909	796	762
>> General investments	2,067	2,083	2,025	2,085	2,108
>>Investment in subsidiaries & associated companies	134	147	143	145	144
Total investments-net	272,101	254,984	179,889	163,757	188,826
Loans, Accrued interest receivables and Allowance for doubtful accounts					
Non- performing loans net (NPL net)	18,078	18,473	17,404	17,535	17,064
Total loans used for NPL net ratio calculation (Loans net)	1,022,623	968,524	958,358	919,962	926,641
NPL net to total loans (% NPL net)	1.77	1.91	1.82	1.91	1.84
Non-performing loan gross (NPL gross)	36,521	37,152	36,180	35,057	34,834
Total loans used for NPL gross ratio calculation (Loans gross)	1,041,067	987,203	977,134	937,483	944,410
NPL gross to total loans (% NPL gross)	3.51	3.76	3.70	3.74	3.69
Written off loans	546	1,540	1,042	1,313	1,527
Restructured loans	77,412	77,188	78,801	77,566	71,598
Classified loans					
>> Pass	900,102	879,546	827,693	825,851	803,745
>> Special mention	19,974	20,194	18,418	20,483	39,049
>> Sub-standard	6,777	9,240	8,463	7,805	8,707
>> Doubtful	8,152	7,805	8,125	6,759	5,552
>> Doubtful of Loss	21,768	20,281	19,769	20,673	20,769
Total	956,773	937,066	882,468	881,571	877,822
Credit balance transaction	1,857	2,676	1,704	1,282	654
Loans from life insurance business	5,191	4,687	-	-	-
Total	963,821	944,429	884,172	882,853	878,476
Allowance for doubtful accounts	35,263	34,045	33,077	31,848	30,597
Allowance as required by BOT	25,352	24,756	24,458	23,190	23,139
Allowance to allowance as required by BOT (%)	139.09	137.52	135.24	137.34	132.23
Properties foreclosed-net					
Properties foreclosed	15,491	16,654	15,895	16,104	16,116
Less Allowance for impairment	(1,444)	(1,695)	(1,580)	(1,577)	(1,578)
Properties foreclosed-net	14,047	14,959	14,315	14,527	14,538
Deposits					
>> Current	53,693	54,743	48,017	54,809	48,303
>> Saving	591,785	537,742	508,397	500,021	437,593
>> Fixed 3 – 5 months	196,981	166,793	177,066	224,758	278,901
>> Fixed 6 – 11 months	44,453	96,881	95,123	40,665	69,454
>> Fixed 12 months and upward	121,024	119,333	109,587	88,772	79,855
Total deposits	1,007,936	975,492	938,190	909,025	914,106



Additional Information

Capital Funds

	%[1]					%[2]				
	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09	31 Mar 09	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09	31 Mar 09
Capital adequacy ratio										
Tier 1 Capital ratio	10.09	10.25	10.90	10.39	10.17	11.16	10.94	11.24	11.08	11.29
Tier 2 Capital ratio	4.94	4.94	5.42	5.52	5.46	4.93	4.93	5.40	5.52	5.45
Capital adequacy ratio	15.03	15.19	16.32	15.91	15.63	16.09	15.87	16.64	16.60	16.74

(1) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(2) Including net profit of each period and other transactions be counted as the capital funds.

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Additional Information

Financial Highlights – Consolidated financial statements

As of or for the quarter ended		31 Mar 10	31 Dec 09	%Change	30 Sep 09	30 Jun 09	31 Mar 09
Common share information:							
Per share (Baht)	- basic earnings	1.82	1.53	18.95	1.55	1.55	1.59
	- book value	53.56	51.42	4.16	49.83	48.73	49.14
Share price [1](Baht)	- high	100.50	91.00	10.44	83.00	74.75	50.50
	- low	77.25	76.25	1.31	61.25	44.50	40.25
	- closing	96.50	85.00	13.53	82.50	66.25	44.75
Common shares							
outstanding	- average basic (thousand shares)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260
	- end of quarter (thousand shares)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260
Market capitalization (Million Baht)		230,950	203,427	13.53	197,444	158,553	107,098
Value measures:							
Price to book value ratio (PBV)		1.80	1.65	9.09	1.66	1.36	0.91
Balance sheet information (Million Baht)							
Loans		962,646	943,378	2.04	883,049	881,648	877,142
Allowance for doubtful accounts and revaluation allowance for debt restructuring		35,263	34,045	3.58	33,077	31,848	30,597
Non-performing loans net (NPL net)		18,078	18,473	(2.14)	17,404	17,535	17,064
Non-performing loans gross (NPL gross)		36,521	37,152	(1.70)	36,180	35,057	34,834
Total assets		1,422,290	1,358,532	4.69	1,242,008	1,187,843	1,218,424
Deposits		1,007,936	975,492	3.33	938,190	909,025	914,106
Total liabilities		1,284,712	1,226,576	4.74	1,122,740	1,071,219	1,100,809
Equity (equity holders of the Bank)		128,172	123,066	4.15	119,268	116,624	117,615
Average assets		1,390,411	1,300,270	6.93	1,214,926	1,203,134	1,261,235
Average earning assets[2]		1,295,178	1,214,559	6.64	1,140,202	1,127,661	1,173,236
Average equity (equity holders of the Bank)		125,619	121,167	3.67	117,946	117,120	115,639
Balance sheet quality measures:							
Loans to deposits ratio		95.51%	96.71%	(1.20)	94.12%	96.99%	95.96%
NPL net to loans[3]		1.77%	1.91%	(0.14)	1.82%	1.91%	1.84%
NPL gross to loans[4]		3.51%	3.76%	(0.25)	3.70%	3.74%	3.69%
Total allowance to loans		3.66%	3.61%	0.05	3.75%	3.61%	3.49%
Total allowance to NPL gross		96.56%	91.64%	4.92	91.42%	90.85%	87.84%
NPL gross after allowance (Million Baht)		1,258	3,107	(59.51)	3,103	3,209	4,237
Operating results (Million Baht)							
Interest and dividend income		14,581	13,854	5.25	13,211	13,822	15,511
Interest expense		2,717	2,678	1.46	2,517	3,072	4,755
Net income from interest and dividends		11,864	11,176	6.16	10,694	10,750	10,756
Bad debt and doubtful accounts and loss on debt restructuring		1,698	2,278	(25.46)	2,218	2,547	2,360
Non-interest income		13,568	9,023	50.37	6,634	5,959	5,671
Non-interest expenses		16,972	12,707	33.56	9,508	9,334	8,600
Total income[5]		25,432	20,199	25.91	17,328	16,709	16,427
Net income (equity holders of the Bank)		4,364	3,668	18.99	3,720	3,705	3,800



Additional Information

Financial Highlights – Consolidated financial statements (continued)

As of or for the quarter ended	Consolidated [6]					Consolidated without consolidation of MTGH				
	31 Mar 10	**31 Dec 09**	**30 Sep 09**	**30 Jun 09**	**31 Mar 09**	**31 Mar 10**	**31 Dec 09**	**30 Sep 09**	**30 Jun 09**	**31 Mar 09**
Operating measure:										
Net interest margin (NIM)[7]	3.66%	3.68%	3.75%	3.82%	3.67%	3.63%	3.68%	3.75%	3.82%	3.67%
Return on average assets (ROAA)[7]	1.26%	1.13%	1.22%	1.23%	1.21%	1.31%	1.13%	1.22%	1.23%	1.21%
Return on average equity (ROAE)[7]	13.90%	12.11%	12.62%	12.65%	13.14%	13.80%	11.82%	12.62%	12.65%	13.14%
Non-interest income to average assets[7]	3.90%	2.78%	2.18%	1.98%	1.80%	2.13%	2.14%	2.18%	1.98%	1.80%
Non-interest income ratio	53.35%	44.67%	38.28%	35.66%	34.52%	38.56%	38.31%	38.28%	35.66%	34.52%
Efficiency ratio	66.73%	62.91%	54.88%	55.86%	52.35%	56.83%	58.73%	54.88%	55.86%	52.35%

[1] local board / high-low share prices during the quarter

[2] Earning assets = Interbank and money market items-net + Investments-net + Loans + Accrued interest receivables

[3] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-performing loan

[4] Loans used in calculation are loans to general customers and loans to financial institutions

[5] Total income = Net income from interest and dividends + Non-interest income

[6] Consolidated means KASIKORNBANK PUBLIC COMPANY LIMITED, K Companies, P Companies, companies in MTGH Group and other subsidiaries

[7] Financial ratios are calculated on an annualized basis



Additional Information

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and subsidiaries, are as follows:

% Shareholding (Directly and Indirectly)	31 Mar 10 / 31 Dec 09
K Companies	
>> Kasikorn Asset Management Co., Ltd.	100.00
>> Kasikorn Research Center Co., Ltd.	100.00
>> Kasikorn Securities Co., Ltd.	99.99
>> Kasikorn Leasing Co., Ltd.	100.00
>> Kasikorn Factory and Equipment Co., Ltd.	100.00
Phethai Asset Management Co., Ltd.	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00
K-SME Venture Capital Co., Ltd.	100.00
Progress Software Co., Ltd.	100.00
Progress Plus Co., Ltd.	100.00
Progress Appraisal Co., Ltd.	100.00
Progress Gunpai Co., Ltd.	100.00
Progress Management Co., Ltd.	100.00
Progress Facilities Management Co., Ltd.	100.00
Progress Service Co., Ltd.	100.00
Progress Land and Buildings Co., Ltd.	100.00
Progress Storage Co., Ltd.	100.00
Progress HR Co., Ltd.	100.00
Progress Service Support Co., Ltd.	100.00
Progress Collection Co., Ltd.	100.00
Progress Training Co., Ltd.	100.00
Thanyathanathavee Co., Ltd.	100.00
Thanyathamrongkij Co., Ltd.	100.00
Thanyanithiwattana Co., Ltd.	100.00
Ruang Khao Puean Thai joint investment agreement	100.00
Muangthai Group Holding Co., Ltd.	51.00
Muang Thai Life Assurance Co., Ltd.	38.25
Muangthai Broker Co., Ltd.	49.98